Cue Energy Resources Limited
A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

04024228

26 March 2004

PROCESSED
APR 15 2004
THOMSON FINANCIAL

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b). Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Chief Financial Officer

Enc.

SEC MAIL PROCESSING
RECEIVED
APR 09 2004
WASH. D.C. 155 SECTION

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Jeruk -1 Drilling Report

Santos (Sampang) Pty Ltd, the operator for the Sampang PSC in offshore East Java, has announced that the Jeruk -1 will be plugged and abandoned following completion of wireline logging operations at a total depth of 5,027 metres.

Lost drill pipe in the hole prevented the well from being drilled to the planned total depth of 5,250 metres.

Santos has previously announced that an open hole test in the well recovered gas, oil and water.

Jeruk -1 is located 35 km WSW of the Oyong field and approximately 40km SE of Surabaya.

Santos elected to drill the well as a sole risk operation with Cue and Coastal Indonesia Sampang Ltd (elpaso) declining to participate.

Participants in the Sampang PSC are :

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45% (Operator)
Coastal Indonesia Sampang Ltd (El Paso)	40%

Any queries regarding the announcement should be directed to the company on (03) 96297577 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

26 March 2004